UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

 CENTRAL PUERTO S.A

FY24 & 4Q24 Consolidated Results

March 2025

Central Puerto

Central Puerto FY 2024 & 4Q24 Earnings Release

Buenos Aires, March 11th, Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE: CEPU), the largest private sector power generation companies in Argentina, reports its consolidated financial results for the Fiscal Year 2024 and Fourth Quarter 2024 (“4Q24”), ended on December 31st, 2024.

A conference call to discuss the FY 2024 and 4Q24 results will be held on March 12th, 2025, at 9 AM Eastern Time (see details below). All information provided is presented on a consolidated basis, unless otherwise stated.

Financial statements as of December 31st, 2024, include the effects of the inflation adjustment, applying IAS 29. Accordingly, the financial statements have been stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods reported for comparative purposes. Growth comparisons refer to the same periods of the previous year, measured in the current unit at the end of the period, unless otherwise stated. Consequently, the information included in the Financial Statements for the fiscal year ended on December 31st, 2024, is not comparable to the Financial Statements previously published by the company. However, we presented some figures converted from Argentine Pesos to U.S. dollars for comparison purposes only. The exchange rate used to convert Argentine Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars for the end of each period. The information presented in U.S. dollars is for the convenience of the reader only and may defer if such conversion for each period is performed at the exchange rate applicable at the end of the latest period. You should not consider these translations to be representations that the Argentine Peso amounts actually represent these U.S. dollars amounts or could be converted into U.S. dollars at the rate indicated.

Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all the Company’s financial information. As a result, investors should read this release in conjunction with Central Puerto’s consolidated financial statements as of and for the fiscal year ended on December 31st, 2024, and the notes thereto, which will be available on the Company’s website.

A. Regulatory Updates and News

Resolution SE N°285/2024

On September 27th, 2024, the Secretariat of Energy updated remuneration prices for energy and power of generation units not committed in a PPA (spot market). This resolution replaced Annexes I to V of Resolution N°233/2024 and established a 2,7% increase in remuneration values effective from October 1st, 2024.

Resolution SE N°294/2024

On October 1st, 2024, the Secretariat of Energy published Resolution N°294 in the Official Gazette, establishing a contingency plan for the electricity sector aiming to mitigate possible critical situations (“Contingency Plan for critical months of the period 2024/2026”). The plan covers the period December 2024 – March 2026 and states action plans for generation, transmission and distribution, as well as for large users demand. Regarding generation, an “additional, complementary and exceptional” remuneration for power and energy is stablished, with the aim of ensuring the availability of equipment in critical months and hours. The scheme is for thermal power plants located in critical nodes that do not have MEM supply contracts (PPAs) and that have not adhered to Resolution 59/23 (for combined cycles). Generators included in this universe are invited to adhere to a “Power Availability Commitment and Reliability Improvement” (the Commitment). The Commitment establishes an Availability Price Agreement (USD/MW 2,000) that is affected by a node criticality factor, which can vary between 0.75 and 1.25, being the final remuneration obtained by the generator affected by the real availability of the generation units.

The units belonging to the Group that are eligible to adhere to this resolution are the steam turbines located in Buenos Aires and Luján de Cuyo, the gas turbines located in Luján de Cuyo and the Brigadier López thermal power plant. For Central Puerto, the additional remuneration varies from USD/MW 2,000 to USD/MW 2,500 depending on months and units considered.

Resolution SE N°20/2024

On November 1st, 2024, the Secretariat of Energy published Resolution N°20/2024 in the Official Gazette. This resolution updated the remuneration values for power and energy generation of units not committed in contracts. It replaced Annexes I to V of Resolution N°285/2024 and established a 6% increase in remuneration values effective from November 1st, 2024.

Resolution SE N°387/2024

On December 2nd, 2024, the Secretariat of Energy published Resolution N°387/2024 in the Official Gazette. This resolution updated the remuneration values for power and energy generation of units not committed in contracts. It replaced Annexes I to V of Resolution N°20/2024 and established a 5% increase in remuneration values effective from December 1st, 2024.

Resolution SE N°603/2024

On December 31st, 2024, the Secretariat of Energy published Resolution N°603/2024 in the Official Gazette. This resolution updated the remuneration values for power and energy generation of units not committed in contracts. It replaced Annexes I to V of Resolution N°387/2024 and established a 4% increase in remuneration values effective from January 1st, 2025.

Resolution SE N°21/2025

On January 28th, 2025, the Secretariat of Energy published Resolution N°21 in the Official Gazette, which establishes the following main aspects:

•	New Power Purchase Agreements (PPAs): new generation facilities, regardless of their technology, are allowed to sign PPAs either with industrial/commercial clients or distribution companies. This decision lifts the restriction imposed many years ago by clause 9 of Resolution 95/2013. This change applies for power plants with COD January 1st, 2025 onwards.
•	Fuel management: since March 1, 2025, thermal generators are now allowed to manage their own fuel, regardless of which one they use. This decision abolishes Resolution 354/2020, issued in December 2020, and also lifts a restriction imposed by clause 8 of Resolution 95/2013.
•	Non-Delivered Energy Costs: As of February 1, 2025, a set of Non-Delivered Energy Costs has been established: i) USD/MWh 350 up to 5% of the demand, ii) USD/MWh 750 up to 10% of the demand and iii) USD/MWh 1,500 for more than 10% of the demand. These figures do not represent actual costs to be borne by anyone but serve as price signals for scarcity. If a shortage in the supply is discovered during the dispatch projections for future years these “costs” will be included to act as a proxy of operating costs to better reflect the real cost of generation. This seeks to give a signal for investment needs.
•	“Energia Plus” framework: an ending is settled for the Energía Plus framework. Current contracts will be in place and continue until their ending date, but new agreements and extensions will have a deadline: October 31st, 2025.

New regulatory framework (“Lineamientos de CAMMESA”)

The Secretariat of Energy proposed a new regulatory framework and instructed CAMMESA to issue a document and notify all the market participants which could object and/or propose amendments. The goal is to launch the new framework by the beginning of November 2025.

Resolution SE N°27/2025

On January 31st, 2025, the Secretariat of Energy published Resolution N°27/2025 in the Official Gazette. This resolution updated the remuneration values for power and energy generation of units not committed in contracts. It replaced Annexes I to V of Resolution N°603/2024 and established a 4% increase in remuneration values effective from February 1st, 2025.

Resolution SE N°67/2025

On February 17th, 2025, the Secretariat of Energy launched a storage capacity auction. This project aims to meet short-term capacity needs in AMBA region.

Resolution SE N°113/2025

On February 28th, 2025, the Secretariat of Energy published Resolution N°113/2025 in the Official Gazette. This resolution updated the remuneration values for power and energy generation of units not committed in contracts. It replaced Annexes I to V of Resolution N°27/2025 and established a 1.5% increase in remuneration values effective from March 1st, 2025.

Dividend Payment

On November 22nd, 2024, Central Puerto S.A. distributed $39.47 per share dividends.

Puna power transmission line

On December 5th, 2024, Central Puerto signed an agreement with the International Finance Corporation (IFC) to jointly finance the feasibility studies of a power transmission line to supply energy to mining companies in northwestern Argentina. These studies will evaluate the technical, economic and environmental feasibility of the project, which aims to interconnect mining projects in the Argentine Puna region to the Argentine Interconnection System (SADI), guaranteeing a reliable supply of renewable energy through private agreements.

Later, on January 14th, 2025, the Company and YPF Luz signed an agreement to jointly move forward with the analyses and development of this strategic project. This agreement marks an important milestone, as it is the first time that two major electricity generation companies will jointly evaluate the technical and regulatory aspects necessary to carry out a large-scale electrical infrastructure project that will provide a comprehensive electricity supply solution, with a particular focus on the development of the mining industry. This joint effort would involve an investment ranging from $250 million to $400 million, depending on the final scope of the project. The development under evaluation includes the construction of approximately 140 km of electric power transmission line, which could potentially be extended up to 350 km.

Recent acquisitions

3 Cruces

On December 26th,2024, Proener S.A.U., an affiliate wholly owned by Central Puerto, directly acquired 27.5% of the capital votes and stock of 3C Lithium Pte. Ltd., which is the sole owner of Minera Cordillerana, that is developing the Tres Cruces lithium project, located in Catamarca.

The "Tres Cruces" project is a recently discovered lithium deposit. The funds provided by Central Puerto are intended to finance exploration and drilling activities and working capital for the initial stage of the project.

Abrasilver

On January 31st, 2025, Proener S.A.U., signed a new share subscription agreement with AbraSilver Resource Corp ("AbraSilver"), a company listed on the Canadian Stock Exchange, which owns the Diablillos silver-gold project located in northwestern Argentina. With this subscription, Central Puerto increased its equity participation share in AbraSilver to 9.9%. The funds collected by AbraSilver will be used to move forward with feasibility studies and for general corporate purposes. Feasibility studies are expected to be completed by the end of December 2025, which will allow to determine the start date of the mine construction.

Current Projects: San Carlos Solar & Brigadier Lopez Cycle

Works continue in both projects. Brigardier Lopez is on schedule, moving forward at good pace. The contractor of San Carlos has presented some delays in its workflow, we are currently working together to solve out issues and keep the project on track.

B. Argentine Market Overview

The table below sets forth key Argentine energy market data for 4Q24 compared to 3Q24 and 4Q23 and FY 2024 compared to FY 2023.

Source: CAMMESA; company data. Figures are rounded.

(1)	As of December 31st, 2024, December 31st, 2023 and September 30th, 2024, as appropriate.

Installed Power Generation Capacity: By the end of the fourth quarter of 2024 (4Q24), the country’s installed capacity reached 43,350 MW, which means a decrease of 1% (or 423 MW) compared to the 43,773 MW recorded as of December 31st, 2023. The variation results from the installation of new power facilities, a reduction in installed capacity and adjustments/repowering to power plants already in operations. The contraction of 423 MW is decomposed as follows: (i) +925 MW of renewable sources, of which +614 MW corresponds to wind farms (224MW of new plants installed during the 4Q24), +307 MW to solar plants (88 MW of new capacity installed during the 4Q24) and +4 MW to biogas power plants; (ii) a reduction of 1,195 MW in hydraulic sources and (iii) a net decrease of 153 MW in thermal sources, where a contraction was recorded in gas turbines (-470 MW), steam turbines (-470 MW) and diesel engines (-101 MW), being all partially offset by +888 MW in combined cycles (130 MW of new capacity installed during the 4Q24). The decline of 1,195 MW in hydro installed capacity is basically explained by a reassessment of Yacyretá’s power available for Argentina and Paraguay. Since August 2024, 50% of Yacyreta’s installed capacity is allocated to Argentina, whereas it used to be approximately 88% before then.

Power generation & demand: During 4Q24, energy demand reached 33,250 GWh, a slight decrease from the 33,258 GWh recorded during the 4Q24. There was a 1% decrease in residential consumption almost offset by commercial (+1%) and major demand (+1%). Higher temperatures recorded during October 2024 vis-à-vis same month of 2023 prompted higher retail consumption, which shrank in November and December as a result of milder temperatures compared to equal months of 2023.

For the whole of 2024 residential demand barely grew 0.4%. Major and commercial demands both ended 2024 with a 1% decrease in their consumption, though some positive interannual growth rates were observed during the second half of the year for food and beverage, oil & gas and mining.

On the other hand, generation decreased 2% during the quarter on a year-over-year (YoY) basis. The decrease was driven by nuclear and hydro generation (-48% and -30%, respectively). Renewable and thermal generation rose 13% and 24%, respectively.

Nuclear generation decreased basically by the two year-maintenance shutdown of Atucha I, which started in November, an a seasonal maintenance program of Atucha II, carried on between the end of September and the beginning of December. Hydro generation shrank due to a combination of two factors: i) the aforementioned change in the allocation of Yacyretá’s installed capacity and energy generation upon Paraguay’s claim and ii) a reduction of river flows. In this last regard, the contraction was as follows: 69% in the Uruguay River, 44% in the Paraná River, 22% in the Limay River and 7% in the Collón Curá River. As it was previously stated, Paraguay historically consumed a smaller portion of the energy produced at Yacyretá: while this country took only 15% of the generated energy in 2023, this year it started to take its full 50% share, leaving Argentina with a smaller portion of the generated energy.

The increase in energy generation from renewable sources was driven mainly by the impact of new installed capacity.

Finally, there was an increase in thermal generation to cope with the lower supply of hydro and nuclear. Despite the slight decrease in availability (72% on average during the 4Q24 vs 74% on average during the same period of 2023), generation rose 24% YoY. The growth in thermal generation led to higher fuel consumption: 66% rise in gas oil, 9% in natural gas and 3% in fuel oil. The breakdown of availability levels shows that combined cycles figures decreased 2%, from 91% to 89%, while gas and steam turbines decreased 1%, from 63% to 62%.

Additionally, the electricity trade balance resulted in a net import situation during the whole quarter, with a peak in November: in line with the demand trend showcased above, net imports were recorded in October and November, being substantially lower in December.

C. Central Puerto S.A.: Main operating metrics

The table below sets forth key operating metrics of the Central Puerto group for 4Q24, compared to 3Q24 and 4Q23 and FY 2024, compared to FY 2023:

-Source: CAMMESA; company data.

(1)	On February 22, 2024, it was published in the Official Gazette of the Republic of Argentina, the request submitted by Central Costanera for the decommissioning of steam generation units COSTTV04 and COSTTV06, for a total installed capacity of 120 MW and 350 MW, respectively.

(1)	Availability weighted average by power capacity. Off-time due to scheduled maintenance agreed with CAMMESA is not considered in the ratio.

During 4Q24, Central Puerto’s power generation increased 5% to 5,416 GWh, compared to 5,168 GWh in 4Q23.

This operating result is a consequence of several factors.

Hydro energy generation from Piedra del Aguila dropped 31%, reaching 1,164 GWh from 1,678 GWh in 4Q23. This decline was primarily due to a 7% reduction in water levels of the Collón Curá River and 22% in the Limay River, which resulted in lower availability of water for generation.

Regarding renewable generation, there are mixed results. Wind generation decreased 3%, reaching 396 GWh in 4Q24 compared to 410 GWh in the same period of 2023. This decline was mainly due to lower wind resource and also to some maintenance works. On the other hand, solar energy generation reached 88 GWh in 4Q24 compared to 73 GWh in the same period of 2023 basically as a result of higher resource availability. This year was the first completely 12-month period of full operation of this power generation facility.

Thermal generation increased 25% during 4Q24 compared to 4Q23, reaching 3,767 GWh from 3,007 GWh. The growth was mainly due to higher dispatch of some steam turbines in Puerto site and some steam and gas turbines in Luján de Cuyo, as well as higher generation of the Brigadier Lopez open cycle and the combined cycle of Santa Fe. Also, a higher availability and dispatch were recorded for the Mitsubishi combined cycle located in Costanera site. During the quarter some maintenance programs were carried out in steam turbines and combined cycles. It is worth to be mentioned those executed in the combined cycle located in Nuevo Puerto (Puerto site); one unit of the Mitsubishi combined cycle, located in Costanera site and some steam turbines of Puerto site.

Finally, steam production rose 71% during 4Q24, reaching 736 thousand tons compared to 431 in 4Q23. This growth was driven by a 183% rise at San Lorenzo cogeneration plant and a 5% growth at Lujan de Cuyo facility. The surge at Lujan de Cuyo was primarily due to higher demand from YPF. A higher demand from San Lorenzo’s client was also recorded.

D. FY2024 & 4Q24 Analysis of Consolidated Results

Important notice: The results presented for the annual period 2024 and 4Q24 are positively or negatively affected, as appropriate, by a non-cash effect, given by the fact that inflation rates were greater than currency depreciation rates during the quarter. Since the functional currency of Central Puerto is the Argentine peso, our Financial Statements are subject to inflation adjustment, while Company’s reporting figures are converted into US dollars using the end of period official exchange rate. Thus, given the disparity between inflation and devaluation for the period, it might affect comparability.

Main financial magnitudes of continuing operations (1) (2) (3)

(1)	The FX rate used to convert Argentine Pesos to U.S. dollars is the reference exchange rate reported by the Central Bank (Communication “A” 3500) as of 9/30/2024 (AR$970.92 to US$1.00), 12/30/2024 (AR$1,032.50 to US$1.00), and 12/29/2023 (AR$808.48 to US$1.00), as appropriate.
(2)	See “Disclaimer-EBITDA & Adjusted EBITDA” on page 24 for further information.
(3)	Central Costanera revenues are not affected by COSTTV04 and COSTTV06 disconnection.

During 4Q24, revenues totaled US$168 million, increasing 71% or US$70 million compared to US$98 million in 4Q23.

This was mainly due to a combination of:

(i)	A 61% or US$29 million increase in spot market revenues, which amounted to US$78 million in 4Q24 compared to US$48 million in 4Q23, driven by:
a.	A cash effect on the gap between currency devaluation and spot remuneration increases.
b.	Higher thermal generation (mainly in steam turbines, the Brigadier Lopez open cycle plant and Central Costanera’s Mitsubishi combined cycle).
c.	Non-cash effect on the gap between currency devaluation and inflation, primarily attributed to the one-time devaluation of December 2023.
(ii)	A 62% or US$27 million increase in sales under contracts, which totaled US$69 million in 4Q24 compared to US$43 million in 4Q23, driven by:

a.	Higher solar generation of Guañizuil farm.
b.	Higher energy sales of cogeneration units (specially in San Lorenzo plant).
c.	A non-cash effect on the gap between currency devaluation and inflation, primarily attributed to the one-time devaluation of December 2023.

Being all partially offset by lower wind generation (mainly due to lower wind resource and extraordinary maintenances).

(iii)	A 109% or US$4 million increase in steam sales, driven by higher steam production in both Luján de Cuyo and San Lorenzo facilities (substantially in the later one), as a consequence of higher demand from clients. Sales totaled US$8 million in 4Q24 compared to US$4 million in 4Q23.
(iv)	A 644% or US$6 million increase in CVO management fees, driven by higher generation of CVO plant as well as higher spot prices.
(v)	A 271% or US$1 million increase in resale of gas transport and distribution capacity revenues, driven by tariff adjustments in distribution and transportation segments.
(vi)	A 133% or US$3 million increase in forestry revenues. Sales totaled US$5 million in 4Q24 compared to US$2 million in 4Q23.

Operating cost, excluding depreciation and amortization, in 4Q24 amounted to US$55 million, increasing 58% or US$20 million when compared to US$35 million in 4Q23.

Production costs increased primarily due to: (i) a rise in maintenance expenses and (ii) the real appreciation of the Argentine Peso. On the other hand, production costs were also negatively impacted by a non-cash effect on the gap between currency devaluation and inflation, primarily attributed to the one-time devaluation of December 2023.

SG&A, excluding depreciations and amortizations, increased 86% or US$11 million to US$24 million from US$13 million in 4Q23.

The increase in SG&A during the quarter was mainly due to: (i) higher fees and compensation for services (one-time projects) and (ii) the real appreciation of the Argentine Peso.

Similar to production costs, SG&A were also negatively impacted by a non-cash effect due to the gap between currency devaluation and inflation, primarily attributed to the one-time devaluation of December 2023.

Other operating results net in 4Q24 were positive in US$27 million, diminishing 79% or US$101 million from US$128 million 4Q23.

This is mainly explained by: (i) lower interest from clients, due to lower CAMMESA delays, (ii) lower FX differences (income) and (iii) effects of Resolution 58/24. Additionally, there was a negative non-cash effect due to the gap between currency devaluation and inflation, primarily attributed to the one-time devaluation of December 2023. These impacts were partially offset by positive results generated by insurance recovery.

If we deduct the variation in biological assets and FONI FX differences and interest, Other operating results net in 4Q24 were positive in US$4 million, which is basically explained by insurance recovery, being partially offset by the aforementioned negative effects.

Consequently, the Consolidated Adjusted EBITDA (1) amounted to US$65 million in 4Q24, compared to US$45 million in 4Q23.

An impairment of US$99 million was registered during the 4Q24. This compares to a positive result of US$54 million in the 4Q23 since a former impairment was then reverted.

Consolidated Net financial results in 4Q24 were positive in US$11 million compared to a loss of US$106 million in 4Q23, which means an improvement of US$117 million. This was mainly driven by lower foreign exchange differences on financial liabilities and lower bank commissions and, to a lesser extent, higher interest earned. These positive effects were partially offset by a reduction in net income on financial assets.

Loss on net monetary position in 4Q24 measured in US dollars amounted to US$7 million, being 83% lower than the US$41 million loss in 4Q23, driven by the significantly lower inflation rates during 4Q24 vis-à-vis 4Q23.

Profit/Loss on associate companies was positive in US$4 million compared to a US$6 million gain in 4Q23. Additionally, there was a loss on the fair value valuation of acquisitions of almost US$1 million during 4Q24 directly connected with the investment made by our subsidiary Proener in AbraSilver Resource Corp in May 2024.

Income tax in 4Q24 was positive in US$2 million compared to, also positive, US$6 million in 4Q23.

Finally, Net Income in 4Q24 amounted to a loss of US$28 million, compared to a gain of US$156 million of 4Q23.

(1) See “Disclaimer-EBITDA & Adjusted EBITDA” on page 24 for further information.

Adjusted EBITDA Reconciliation (1)

Financial Situation

As of December 31st, 2024, the Company and its subsidiaries had Cash and Cash Equivalents of US$4 million, and Other Current Financial Assets of US$233 million.

The following chart breaks down the Net Debt position of Central Puerto (on a stand-alone basis) and its subsidiaries:

Cash Flow of 12M24

Net cash provided by operating activities was US$250 million during 12M24. This cash flow arises mainly from (i) US$138 million of net income for the period before income tax; (ii) US$36 million in collection of interest from clients; (iii) adjustments to reconcile profit for the period before income tax with net cash flows of US$111 million; and (iv) US$6 million in insurance recovery; partially offset by (v) US$26 million in working capital variations (accounts payables, accounts receivables, inventory, and other non-financial assets and liabilities); and (vi) US$14 million in income tax and other taxes payments.

Net cash used by investing activities was US$160 million during 12M24. This amount is mainly explained by (i) US$138 million in acquisitions of property, plant and equipment and inventory and (ii) US$31 million in acquisitions of other financial assets, net, being all partially offset by (iii) US$8 million generated by dividends collected and (iv) US$1 million from the sale of property, plant, and equipment.

Net cash used by financing activities was US$106 million in the 12M24. This is basically the result of (i) US$127 million in long-term debt repayments; (ii) US$43 million in interest and other long-term debt costs paid; and (iii) US$16 million in dividends paid, being all partially offset by (iv) US$63 million in long-term loans received and (v) US$17 million in net overdrafts received.

The net decrease in cash and cash equivalents was US$16 million during 12M24. The exchange difference and other financial results was US$1 million while the monetary loss on cash and cash equivalents due to the change in purchasing power of the currency was US$10 million. Hence, given that Cash and cash equivalents as of January 1, 2024, was US$28 million, as of December 31, 2024 it ended-up at US$4 million.

The following table shows the company's principal maturity profile as of December 31, 2024, expressed in millions of dollars:

(1)	As of December 31th, 2024.
(2)	Considers only principal maturities. Does not considering accrued interest.

E. Tables

a.	Consolidated Statement of Income

(1)	The FX rate used to convert Argentine Pesos to U.S. dollars is the reference exchange rate reported by the Central Bank (Communication “A” 3500) as of 9/30/2024 (AR$970.92 to US$1.00), 12/30/2024 (AR$1,032.50 to US$1.00), and 12/29/2023 (AR$808.48 to US$1.00), as appropriate.

b.	Consolidated Statement of Financial Position

Consolidated Statement of Financial Position *(audited figures)*	in AR$ millions 12M24	12M23	in US$ millions 12M24	12M23
Assets				
Non-current Assets				
Property, plant, and equipment	1,617,870	1,652,681	1,567	939
Intangible assets	30,716	34,747	30	20
Biological Assets	186,801	194,337	181	110
Investment in associates	109,272	74,824	106	42
Inventories	4,279	13,026	4	7
Other non-financial assets	687	663	1	0
Trade and other receivables	136,740	336,657	132	191
Other financial assets	14,962	84,363	14	48
Deferred tax asset	6,422	27,577	6	16
	2,107,750	**2,418,874**	**2,041**	**1,374**
Current assets				
Biological Assets	35,150	14,718	34	8
Inventories	21,808	19,468	21	11
Other non-financial assets	35,621	26,612	34	15
Trade and other receivables	217,709	351,210	211	199
Other financial assets	240,175	195,635	233	111
Cash and cash equivalents	3,842	29,334	4	17
	554,306	**636,976**	**537**	**362**
Total Assets	**2,662,056**	**3,055,850**	**2,578**	**1,736**
Equity and liabilities				
Equity				
Capital stock	1,514	1,514	1	2
Adjustment to capital stock	539,501	539,501	523	305
Legal reserve	105,972	89,852	103	51
Voluntary reserve	754,128	754,128	730	428
Other equity accounts	(40,878)	(49,060)	(40)	(28)
Optional reserve for future dividend distribution	388,903	159,666	377	91
Retained earnings	50,911	322,333	49	183
Equity attributable to shareholders of the parent	**1,800,051**	**1,817,935**	**1,743**	**1,033**
Non-controlling interests	63,056	47,366	61	27
Total Equity	**1,863,107**	**1,865,301**	**1,804**	**1,059**
Non-current liabilities				
Accounts Payable Trade and Other Accounts Payable	675	-	1	-
Other non-financial liabilities	24,782	61,144	24	35
Other loans and borrowings	230,013	623,618	223	354
Compensation and employee benefits liabilities	7,669	7,206	7	4
Provisions	2,247	4,212	2	2
Deferred income tax liabilities	158,840	172,391	154	98
	424,226	**868,572**	**411**	**493**
Current liabilities				
Trade and other payables	95,858	108,454	93	62
Other non-financial liabilities	30,614	55,787	30	32
Other loans and borrowings	150,778	106,292	146	60
Compensation and employee benefits liabilities	33,873	34,247	33	19
Income tax payable	60,660	13,661	59	8
Provisions	2,940	3,537	3	2
	374,723	**321,977**	**363**	**183**
Total liabilities	**798,949**	**1,190,549**	**774**	**676**
Total equity and liabilities	**2,662,056**	**3,055,850**	**2,578**	**1,736**

The FX rate used to convert Argentine Pesos to U.S. dollars is the reference exchange rate reported by the Central Bank (Communication “A” 3500) as of 9/30/2024 (AR$970.92 to US$1.00), 12/30/2024 (AR$1,032.50 to US$1.00), and 12/29/2023 (AR$808.48 to US$1.00), as appropriate.

c.	Consolidated Statement of Cash Flow

Estado consolidado de Flujo de Fondos	In AR$ Millions		In US$ Millions	
(cifras no auditadas)	31-dic-24	31-dic-23	31-dic-24	31-dic-23
Actividades de operación				
Ganancia del ejercicio antes del impuesto a las ganancias	142,712	356,912	138	203
			-	-
Ajustes para conciliar la ganancia del ejercicio antes del impuesto a las ganancias con los flujos netos de efectivo			-	-
Depreciación de propiedades, planta y equipos	111,094	139,527	108	79
Amortización de intangibles	2,691	13,382	3	8
Desvalorización de propiedades, planta y equipos y activos intangibles	102,081	(95,804)	99	(54)
Resultado por venta propiedades, planta y equipos e inventario	-	18,427	-	10
Recupero (Cargo) por descuento de créditos fiscales	97	1,663	0	1
Intereses de clientes ganados	(31,157)	(72,709)	(30)	(41)
Ingresos financieros	(117,323)	(501,300)	(114)	(285)
Costos financieros	171,610	776,925	166	441
Recupero de seguros	(9,586)	-	(9)	-
Participación en los resultados netos de asociadas	(16,130)	(13,318)	(16)	(8)
Resultado por adquisición de participación en sociedades	(2,513)	(158,195)	(2)	(90)
Provisión desvalorización de materiales	1,340	1,560	1	1
Movimiento en provisiones y cargo plan de beneficios a largo plazo a los empleados	11,961	8,040	12	5
Revaluación de activos biológicos	(21,749)	(27,567)	(21)	(16)
Diferencia de cambio de clientes	(58,377)	(415,176)	(57)	(236)
Efecto neto Acuerdo CAMMESA	12,343	-	12	-
Resultado por exposición al cambio de poder adquisitivo de la moneda	(41,867)	265,017	(41)	151
			-	-
Ajustes de Capital de Trabajo			-	-
Variación deudores comerciales y otras cuentas por cobrar	61,398	93,583	59	53
Variación de Otros Activos No Financieros, Inventarios y Activos Biológicos	839	(66,909)	1	(38)
Variación Cuentas por Pagar Comerciales, Otras cuentas por pagar, Otros Pasivos No Financieros y pasivos por Beneficios a los empleados	(88,955)	(37,755)	(86)	(21)
Intereses cobrados de clientes	36,827	63,849	36	36
Impuesto a las ganancias pagado	(14,861)	(74,789)	(14)	(42)
Intereses fiscales pagados	(805)	(2,075)	(1)	(1)
Recupero de seguros	6,552	257	6	0
Flujo neto de efectivo procedente de actividades de oepración	**258,223**	**273,543**	**250**	**155**
Actividades de inversión				
Adquisiciones de propiedades, planta y equipos e inventario	(142,503)	(21,417)	(138)	(12)
Adquisición / Venta de Acciones Propias	-	(3,614)	-	(2)
Dividendos cobrados	8,144	14,652	8	8
Venta de propiedades, planta y equipo	1,117	-	1	-
Adquisición (Venta) de activos financieros	(31,665)	(49,635)	(31)	(28)
Adquisición de subsidiarias y asociadas, neto de la caja adquirida	-	(78,434)	-	(45)
Flujo neto de efectivo procedente de actividades de inversión	**(164,908)**	**(138,449)**	**(160)**	**(79)**
Actividades de financiación				
Obtención (Cancelación) de adelantos en cuentas corrientes bancarias y cuentas comitentes, netos	17,933	(10,484)	17	(6)
Préstamos de largo plazo recibidos	64,604	156,586	63	89
Préstamos de largo plazo pagados	(130,852)	(202,731)	(127)	(115)
Pagos por recompra obligaciones negociables	-	(14,098)	-	(8)
Gastos directos de endeudamiento y refinanciación de préstamos	-	(3,727)	-	(2)
Intereses y otros costos financieros de préstamos pagados	(44,846)	(51,499)	(43)	(29)
Dividendos pagados	(16,652)	(47,722)	(16)	(27)
Aporte de participaciones no controladoras	8	-	0	-
Flujo neto de efectivo procedente de actividades de financiación	**(109,805)**	**(173,675)**	**(106)**	**(99)**
Disminución neta del efectivo y colocaciones a corto plazo	**(16,490)**	**(38,581)**	**(16)**	**(22)**
Diferencia de cambio y otros resultados financieros	1,009	44,459	1	25
RECPAM generado por el efectivo y colocaciones a corto plazo	(10,011)	(39,230)	(5)	(22)
Efectivo y colocaciones a corto plazo al 1° de enero	29,334	62,685	24	36
Efectivo y colocaciones a corto plazo al cierre	**3,842**	**29,334**	**4**	**17**

The FX rate used to convert Argentine Pesos to U.S. dollars is the reference exchange rate reported by the Central Bank (Communication “A” 3500) as of 9/30/2024 (AR$970.92 to US$1.00), 12/30/2024 (AR$1,032.50 to US$1.00), and 12/29/2023 (AR$808.48 to US$1.00), as appropriate.

F. Information about the Conference Call

There will be a conference call to discuss Central Puerto’s Fiscal Year 2024 and 4Q 2024 results on March 12, 2025, at 09:00 AM ET.

The conference will be hosted by Mr. Fernando Bonnet, Chief Executive Officer, Enrique Terraneo, Chief Financial Officer and Alejandro Diaz Lopez, Head of Corporate Finance & Investor Relations Officer.

To access the conference call:

Webcast URL:

https://mzgroup.zoom.us/webinar/register/WN_2nBCcQCbSM2rYf0qEVPVtA#/registration

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company's website at www.centralpuerto.com. Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. The call will be available for replay on the Company’s website under the Investor Relations section.

You may find additional information on the Company at:

•	https://investors.centralpuerto.com/
•	www.sec.gov
•	www.cnv.gob.ar

Glossary

In this release, except where otherwise indicated or where the context otherwise requires:

•	“BCRA” refers to Banco Central de la República Argentina, Argentina’s Central Bank,
•	“CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima;
•	“COD” refers to Commercial Operation Date, the day in which a generation unit is authorized by CAMMESA (in Spanish, “Habilitación Comercial”) to sell electric energy through the grid under the applicable commercial conditions;
•	“Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”), Distribuidora de Gas del Centro (“DGCE”), and their controlling company Inversora de Gas del Centro (“IGCE”);
•	“Energía Base” (legacy energy) refers to the regulatory framework established under Resolution SE No. 95/13, as amended, currently regulated by Resolution SE No. 9/24;
•	“FONINVEMEM” or “FONI”, refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and Similar Programs, including Central Vuelta de Obligado (CVO) Agreement;
•	“p.p.”, refers to percentage points;
•	“PPA” refers to power purchase agreements.

Disclaimer

Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding.

This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

OTHER INFORMATION

Central Puerto routinely posts important information for investors in the Investor Relations support section on its website, www.centralpuerto.com. From time to time, Central Puerto may use its website as a channel of distribution of material Company information. Accordingly, investors should monitor Central Puerto’s Investor Relations website, in addition to following the Company’s press releases, SEC filings, public conference calls and webcasts. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, this release.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘expect’’, ‘‘should’’, ‘‘plan’’, ‘‘intend’’, ‘‘will’’, ‘‘estimate’’ and ‘‘potential’’, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, and contingencies, which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR (www.sec.govwww.sec.gov).

EBITDA & ADJUSTED EBITDA

In this release, EBITDA, a non-IFRS financial measure, is defined as net income for the period, plus finance expenses, minus finance income, minus share of the profit (loss) of associates, plus (minus) losses (gains) on net monetary position, plus income tax expense, plus depreciation and amortization, minus net results of discontinued operations.

Adjusted EBITDA refers to EBITDA excluding impairment on property, plant & equipment, foreign exchange difference and interests related to FONI trade receivables and variations in fair value of biological asset.

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors, and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization, and taxation on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

•	Adjusted EBITDA does not reflect changes in, including cash requirements for, working capital needs or contractual commitments;
•	Adjusted EBITDA does not reflect the finance expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other finance income;
•	Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes;
•	although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;
•	although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and
•	other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company’s consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release.

All the information presented must be considered as consolidated unless otherwise specified.

Central
Puerto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 11, 2025	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact